

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

Via E-mail
Paul J. Palmieri
President and Chief Executive Officer
Millennial Media, Inc.
2400 Boston Street, Suite 201
Baltimore, MD 21224

> **Re:** **Millennial Media, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-178909**

Dear Mr. Palmieri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements and applicable sections pursuant to Rule 3-12 of Regulation S-X.

Inside Front Cover Page

Conventions Used in this Prospectus

2. We note your response to comment 8 from our letter dated February 2, 2012. Please explain how you may have an "opportunity to deliver" an advertisement to a user, but the user may not have "actually received" the advertisement. Revise your definition of "unique users" as appropriate.

Audited Financial Statements for the Years ended December 31, 2010 and 2009
Revenue Recognition, page F-9

3. We note your response to prior comment 33 from our letter dated February 1, 2012. In your analysis to determine gross reporting versus net, we note that you "typically" do not allow advertising clients to determine on which applications they advertise and that it is your "platform that actually determines which developer's ad space is selected…" Please tell us the circumstances in which you allow your clients to determine their advertising applications. What percentage of advertisers actually determines the applications they will actually advertise on? In these advertiser determined transactions, do advertiser clients also determine or influence price? What other indicators would you use to substantiate your role as primary obligor in these untypical arrangements?

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Brian F. Leaf, Esq.
        Cooley LLP